# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perion Network Ltd, CIK 0001338940
CUSIP: M78673114
Title of class of securities: Ordinary shares, nominal value NIS 0.03 per share
Address of issuer's principal executive offices: 2 Leonardo Da Vinci Street, 24th Floor, Tel Aviv, Israel (L3), 6473309
Date of event which requires filing of this statement: 07/14/2025
Amends the filing with accession number 0001178913-25-001368
Filed by CIK 0001992355
Persons authorized to receive notices and communications: Value Base Ltd. c/o Tsahy Alon, General Counsel, 23 Yehuda Halevi St., Tel Aviv, Israel (L3), 6513601, 972-3-622-3381; Herzog Fox & Neeman Attn:, Ron Ben-Menachem, Adv., 6 Yitzhak Sadeh St., Tel-Aviv, Israel (L3), 6777506, 972-3-692-2020

## Reporting persons
- Value Base Ltd. (CIK 0001992355): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 2,528,710; sole dispositive power 0; shared dispositive power 2,528,710; aggregate amount beneficially owned 2,528,710 (5.61% of the class)
  Comment: Percentage reported in Item 13 above is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 25, 2025).
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 2,528,710; sole dispositive power 0; shared dispositive power 2,528,710; aggregate amount beneficially owned 2,528,710 (5.61% of the class)
  Comment: Percentage reported in Item 13 above is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2025).
- Ido Nouberger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 2,528,710; sole dispositive power 0; shared dispositive power 2,528,710; aggregate amount beneficially owned 2,528,710 (5.61% of the class)
  Comment: Percentage reported in Item 13 above is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2025).
- Victor Shamrich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 2,528,710; sole dispositive power 0; shared dispositive power 2,528,710; aggregate amount beneficially owned 2,528,710 (5.61% of the class)
  Comment: Percentage reported in Item 13 above is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value NIS 0.03 per share
Name of issuer: Perion Network Ltd
Address of issuer's principal executive offices: 2 Leonardo Da Vinci Street, 24th Floor, Tel Aviv, Israel (L3), 6473309
Comment: This Amendment No. 2 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on April 21, 2025, as amended by Amendment No. 1 thereto filed on June 30, 2025 (the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged. This Schedule 13D relates to the ordinary shares, nominal value NIS 0.03 per share (the "Ordinary Shares"), of Perion Network Ltd., a company incorporated in Israel ("Perion", the "Company" or the "Issuer"). The address of the principal executive offices of Perion is 2 Leonardo Da Vinci Street, 24th Floor, Tel Aviv 6473309, Israel.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

On July 14, 2025, VBF LP, through its external legal counsel, sent a letter to the Chairman of the Board of Directors of the Company (the "Additional Letter") welcoming the Company's decision to remove the previously adopted rights plan and highlighting, for the last time, several additional concerns that VBF LP believes the Board of Directors of the Company should address, including the Company's inefficient capital structure, lack of a sufficiently transparent and clear growth strategy, mainly regarding acquisitions activity, and scope and structure of the compensation policy for senior management. The Additional Letter indicates that, commencing on of the date of such letter, VBF LP does not intend to take any additional active measures against the Board of Directors or Company management and, in light of the cancellation of the rights plan, no longer insists on convening the Shareholders Meeting. A copy of the Additional Letter translated from the original Hebrew is filed herewith as Exhibit 5 and incorporated herein by reference. The description of the Additional Letter contained in this Amendment is qualified in its entirety by reference to Exhibit 5 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

As of the date on the cover page of this Amendment, VBF GP may be deemed to be the beneficial owner of the 2,528,710 Ordinary Shares held directly by VBF LP, which represent approximately 5.61% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Amendment, Value Base, as the controlling shareholder of VBF GP, may be deemed the indirect beneficial owner of 2,528,710 Ordinary Shares beneficially owned by VBF GP, which represents approximately 5.61% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Amendment, Mr. Shamrich, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 2,528,710 Ordinary Shares beneficially owned by Value Base, representing approximately 5.61% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Amendment, Mr. Nouberger, who together with Mr. Shamrich controls Value Base, may be deemed to be the beneficial owner of 2,528,710 Ordinary Shares beneficially owned by Value Base, representing approximately 5.61% of the number of Ordinary Shares outstanding.

Because the Reporting Persons named in this Amendment may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), each of Value Base, VBF GP, Mr. Nouberger and Mr. Shamrich may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 2,528,710 Ordinary Shares held in the aggregate by the Reporting Persons, which represent approximately 5.61% of the number of Ordinary Shares outstanding.

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment nor any of its contents shall be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own, or that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person and Phoenix Financial Ltd. disclaims the existence of any such group.

Percentages set forth in this Amendment were calculated based on 45,037,180 Ordinary Shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: All transactions in Ordinary Shares effected by the Reporting Persons during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, are listed in Exhibit 6 hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and restated as follows:

The following Exhibits are filed herewith:

Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on April 21, 2025):
https://www.sec.gov/Archives/edgar/data/1338940/000117891325001368/exhibit_1.htm

Exhibit 2: Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023 (incorporated herein by reference to Exhibit 2 to Schedule 13D filed by the Reporting Persons on April 21, 2025):
https://www.sec.gov/Archives/edgar/data/1338940/000117891325001368/exhibit_2.htm

Exhibit 3: Letter to the Board of Directors of Perion Networks Ltd., dated as of April 21, 2025 (unofficial English translation from Hebrew) (incorporated herein by reference to Exhibit 3 to Schedule 13D filed by the Reporting Persons on April 21, 2025):
https://www.sec.gov/Archives/edgar/data/1338940/000117891325001368/exhibit_3.htm

Exhibit 4: Letter to the Board of Directors of Perion Networks Ltd., dated as of June 26, 2025 (unofficial English translation from Hebrew) (incorporated herein by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons on June 30, 2025):
https://www.sec.gov/Archives/edgar/data/1338940/000117891325002262/exhibit_4.htm

Exhibit 5: Letter to the Board of Directors of Perion Networks Ltd., dated as of July 14, 2025 (unofficial English translation from Hebrew)

Exhibit 6: Certain transactions in Ordinary Shares effected by the Reporting Persons

## Signatures
- Value Base Ltd.: /s/ Ido Nouberger, Ido Nouberger/CEO (07/14/2025)
- Value Base Ltd.: /s/ Victor Shamrich, Victor Shamrich/Chairman (07/14/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Ido Nouberger*, Ido Nouberger/Director (07/14/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Victor Shamrich*, Victor Shamrich/Director (07/14/2025)
- Ido Nouberger: /s/ Ido Nouberger, Ido Nouberger (07/14/2025)
- Victor Shamrich: /s/ Victor Shamrich, Victor Shamrich (07/14/2025)
Comment: * Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to the Schedule 13D.